

November 8, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Hunt Companies Acquisition Corp. I, under the Exchange Act of 1934:

- Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half one redeemable warrant

- Class A ordinary share, par value $0.0001 per share

- Warrants, each exercisable for one Class A ordinary share at an exercise price of $11.50 per share

Sincerely,

An Intercontinental Exchange Company